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                                                            Exhibit (a)(2)(lxxi)

                    [Willamette Industries, Inc. Letterhead]
July 2, 2001

Dear fellow employee:

As you may already know, the preliminary results for the election of three of Willamette's nine board members indicate that Weyerhaeuser's nominees have won a very close vote.

While this result (which has yet to be certified) is disappointing, we must continue to focus on our day-to-day business activities and will work with our new directors in a professional manner.

Our board will have to make a determination about where we go from here, but I can tell you that I've seen nothing to suggest that there will be any change among the incumbent directors in their view that Weyerhaeuser's $50 per share offer is woefully inadequate. The closeness of the vote and the fact that Weyerhaeuser failed to gain a majority of our outstanding shares reaffirms our view that our shareholders do not support a sale of Willamette for $50 per share.

Our challenge now is to continue demonstrating our ability to generate greater value on our own. We can only do this if we all remain focused on meeting the needs of our customers and continue working together to maintain our industry-leading position.

We trust that Weyerhaeuser's nominees will abide by their fiduciary duties to Willamette's shareholders. We remain convinced that once they join our board and come to know our company more intimately, they will understand why we believe we are worth so much more than Weyerhaeuser's offer suggests.

I'd like to thank all of you for your support over the past few weeks. I have been greatly encouraged by your continued commitment and professionalism. I continue to be extremely proud of the way Willamette's employees have delivered under these very trying circumstances and again would like to thank you all for your efforts.

Sincerely,

/s/ Duane C. McDougall
Duane C. McDougall
President and Chief Executive Officer